                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            TERAFORCE TECHNOLOGY CORP
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    458144102
                                 (CUSIP NUMBER)

                                JOHN L. THOMPSON
                                   SJMB, L.P.
                                C/O SJMB, L.L.C.
                           4295 SAN FELIPE, SUITE 200
                              HOUSTON, TEXAS 77027
                                 (713) 871-0799
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 April 11, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

     CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT. [ ]

    The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 458144102                                                      13D/A

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS. S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS


SJMB, L.L.C.  76-0559974
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     N/A
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF         741,610
   SHARES      -----------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER
  OWNED BY          0
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON           741,610
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     741,610
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0.83%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     CO
--------------------------------------------------------------------------------

ITEM 1. Security and Issuer.

This statement constitutes Amendment No. 7 to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 16, 1998, (the "Original Filing"), with respect to shares of the common stock, par value $.01 per share (the "Common Stock"), of TeraForce Technology Corp., ("TERA"), a Delaware corporation, formerly known as Intelect Communications, Inc., ("ICOM") of 1100 Executive Drive, Richardson, Texas 75081, beneficially owned by SJMB, L.P., a Delaware partnership ("SJMB"). This Amendment No. 7 reflects certain material changes in the information set forth in the Original Statement, as follows:

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended.

ITEM 5. Interest in Securities of the Issuer.

Effective April 11, 2002, TERA, SJMB, St. James Capital Partners, L.P. ("SJCP"), an affiliate of SJMB, entered into an Exchange Agreement, whereby SJMB agreed to exchange warrants to purchase 16,021,390 shares of TERA's Common Stock at an exercise price of $0.75 per share and SJCP agreed to exchange warrants to purchase 3,478,610 shares of TERA's Common Stock at an exercise price of $0.75 per share for an aggregate of 1,000,000 shares of TERA's Common Stock. (Pursuant to an Assignment and Acceptance (the "Assignment") executed as of April 23, 1998 between SJMB and Falcon Seaboard Investment Co., L.P. ("Falcon"), Falcon an unrelated third party, beneficially owns 1,560,003 of the 16,021,390 warrants to purchase shares of Common Stock held by SJMB.) Pursuant to the Exchange Agreement, TERA will issue to SJMB and SJCP an aggregate of 3,000,000 additional shares of TERA Common Stock if the closing price of TERA's Common Stock exceeds $0.75 per share for 10 consecutive trading days prior to October 14, 2002. TERA issued a certificate for 178,390 shares of Common Stock to SJCP and a certificate for 821,610 shares of Common Stock to SJMB. Pursuant to the Assignment, Falcon beneficially owns 80,000 of the 821,610 shares of Common Stock issued to SJMB. If the 3,000,000 shares are issued to SJCP and SJMB pursuant to the provision of the Exchange Agreement, SJCP will receive 535,200 of such shares and SJMB will receive 2,464,800. Pursuant to the Assignment, Falcon will beneficially own 240,000 of the 2,464,800 additional shares issued to SJMB. SJMB disclaims ownership of all shares subject to the Assignment. Additionally, on April 11, 2002, TERA, SJMB and SJCP entered into a Registration Rights Agreement, pursuant to which, TERA agreed to file with the Securities and Exchange Commission a "shelf" registration statement on Form S-3 covering TERA's shares of Common Stock issued to SJMB and SJCP.

SJMB and the limited partners of SJMB are entitled to profits and losses resulting from any disposition of the shares, excluding all shares beneficially owned by Falcon and any shares owned by SJCP, in accordance with the provisions of the Partnership's Agreement of Limited Partnership (the "Partnership Agreement").

Dated: May 21, 2001


                                         SJMB, L.L.C.

                                         By: /s/ JAMES H. HARRISON
                                         Name:   James H. Harrison
                                         Title:  Vice President

                                         SJMB, L.P.
                                         By: SJMB, L.L.C.,
                                         General Partner

                                         By: /s/ JAMES H. HARRISON
                                         Name:   James H. Harrison
                                         Title:  Vice President



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